02049548

August 9, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 1 9 2002
WASH, D.C. 180 SECTION

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0314/2002**
  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 6/2002 in respect of providing source of fund and omission of dividend payment for the first half of 2002.
  Date: August 9, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel. (662) 299-5561 or piyas@shincorp.com.

PROCESSED
SEP 0 6 2002
P THOMSON FINANCIAL

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dw 9/4

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 9, 2002

AIS 314/2002

August 9, 2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting No. 6/2002 in respect of providing source of fund and omission of interim dividend payment

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited ("the Company") No. 6/2002, held on August 9, 2002, at 2.00 p.m. at the Board Room, 20th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Adopted the Minutes of the Board of Directors' Meeting No. 5/2002 held on July 16, 2002.
2. Approved the Company's balance sheets, profit and loss statements, and cash flow statements for the second quarter of the year 2002,ended June 30, 2002.
3. Whereas the Board of Directors' Meeting no. 5/2002 held on July 16, 2002 had passed the resolutions in respect of seeking the appropriate financing requirement alternatives for the capital expenditure and working capital expense. The Company has analyzed various financing instruments and has the conclusion that under the uncertainties of current capital market and money market environment, fund raising through debenture issuance or straight debt are the most suitable for the Company due to excess liquidity in the market coupled with the capacity of the financial institution to lend the money very beneficial for the Company to achieve a low cost financing. However, the offer for sales of convertible debentures or warrant is still subject to a lot of uncertainties in the market which may make it less attractive than debenture issuance or borrowing straight debt. The Board of Director has resolved the matters as follows:
   - 3.1 Approved the cancellation of the issuance and the offer for sale of debentures and/or convertible debentures
   - 3.2 Approved the cancellation of the issuance and offer for sale warrants to purchase ordinary shares of the Company
   - 3.3 Approved the cancellation of the allocation of 220 million newly-issued shares to accommodate the conversion of convertible debentures and/or the exercise of warrants to purchase ordinary shares, causing the Company remains 2,051,000,000 authorized but unissued shares.
   - 3.4 Approved the borrowing money of the Company not exceeding the amount of Baht 10,000 million or its equivalent in any other currencies by entering into loan agreements or issuing financial instrument(s) or borrowing money in other forms.

     In addition, the Company has assigned Mr. Somprasong Boonyachai or Mrs. Siripen Sitasuwan or the Executive Committee or persons assigned by the Board

of Directors or the Executive Committee have authority to determine any condition and other details necessary for and pertinent to the borrowing of money of the Company, negotiate and agree with respect to any conditions and other details relating to the borrowing of money of the Company including the authority to take any actions necessary for and pertinent to the borrowing of money of the Company.

In case that the Company has repaid loans under item 3.4 of this agenda, and/or the total outstanding loans has not been fulfilled in an amount of Baht 10,000 million or its equivalent in any other currencies. The Company will be entitled to borrow additional money but not exceeding Baht 10,000 million or its equivalent in any other currencies.

4. Approved omission of interim dividend payment for the operation period of January 1, 2002 – June 30, 2002. It will be concluded when the Company considers for dividend payment of the year 2002.